

August 27, 2013

Via E-Mail
Mr. Philip Yee
Chief Financial Officer
Canarc Resource Corp.
Suite 301- 700 West Pender Street
Vancouver, BC, Canada V6C 1G8

> **Re:    Canarc Resource Corp.**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed April 12, 2013**
> **File No. 000-18860**

Dear Mr. Yee:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2012

Selected Financial Data, page 3

1.    Please amend (i) to disclose that information based on Canadian GAAP is not comparable to information prepared in accordance with IFRS and (ii) your presentation so that the Canadian GAAP and IFRS selected financial data are not presented side-by-side.  Refer to Instructions 1 and 3 of General Instruction G of Form 20-F.

Exhibits 13.1 and 13.2, pages 180 and 181

2.    We note you have included the Section 906 certifications for the year ended December 31, 2011.  Please revise to include the Section 906 certifications for the year ended December 31, 2012 and amend your Form 20-F as appropriate to comply.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341or Raj Rajan, Senior Staff Accountant at (202) 551-3388 if you have questions regarding the comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining